____________________________________________________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

FORM 6-K

__________________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2024

Commission File Number: 001-15102

__________________________________

Embraer S.A.

__________________________________

Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EMBRAER S.A.

Publicly Held Company

CNPJ/MF No. 07.689.002/0001-89

NIRE 35.300.325.761

MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETINGS

HELD ON APRIL, 25, 2024

Date, Time and Place: On April 25, 2024, at 10:00 am, (“Company” or “Embraer”), exclusively by digital means, through the Microsoft Teams electronic platform, pursuant to CVM Resolution No. 81/2022.

Previous Publications: First call notice published in the editions of March 25, 26 and 27, 2024, in the newspaper O Vale (pages 3, 3 and 3, respectively) and Valor Econômico (pages A8, A11 and A8, respectively). The Financial Statements, the Management Report, the Independent Auditors’ Opinion, the Fiscal Council’s Opinion and the Audit, Risk and Ethics Committee’s Opinion related to the fiscal year ended on December 31, 2023, were published on March 22, 2024 in the newspapers O Vale (pages 1 to 16) and Valor Econômico (digital only).

Composition of the Presiding Table: The Chairman of the Company’s Board of Directors, Alexandre Gonçalves Silva, in accordance with Section 23 of the Bylaws, assumed the chairmanship of the Shareholders’ Meeting, having invited the Legal Executive Vice-President & Chief Compliance Officer, Fabiana Klajner Leschziner, to act as secretary of the meeting and, to compose the presiding table, the Chief Executive Officer, Francisco Gomes Neto, and the Executive Vice President for Finance and Investor Relations, Antonio Carlos Garcia.

Attendance: Shareholders representing 65,65% e 65,89% of the Company’s capital stock were present for the purposes of holding the Ordinary General Meeting and Extraordinary General Meeting, respectively, as verified (i) by the attendances registered by means of the electronic platform made available by the Company, pursuant to RCVM 81, and (ii) by the valid distance voting ballots received through the B3 Central Depository, the bookkeeping agent for the shares issued by the Company and directly by the Company, in accordance with CVM regulations. The Coordinator of the Audit, Risk and Ethics Committee, Dan Ioschpe, the chairman of the Fiscal Council, Mario Ernesto Vampré Humberg, and as representative of KPMG Auditores Independentes Ltda., Moacyr Piacenti, were also present.

Page | 1

Cont. of the Minutes of the AGM of Embraer S.A. held on April 25, 2024

Initial Clarifications: The Chairman reminded those present that the counting of votes will be carried out in accordance with the Bylaws.

Agenda: To resolve on:

1.	To review the management accounts and to examine, discuss and approve the financial statements for the fiscal year ended December 31, 2023, together with the Management Report and the Opinion of the Fiscal Council;
2.	To review and resolve on the allocation of the income for the fiscal year ended on December 31, 2023;
3.	To elect the members of the Fiscal Council;
4.	To determine the aggregate annual compensation of the Company’s management; and
5.	To determine the compensation of the members of the Fiscal Council.

Reading of Documents, Receipt of Votes, Drawing up and Publication of the Minutes: By proposal of the Board, (i) the reading of the Call Notice and the Management Manual and Proposal was waived, since they are fully known to the shareholders, as was as the reading of the consolidated voting map of remote votes, adjusted in accordance with the voting limitation rules pursuant to the Company’s Bylaws, with the said map having been published by the Company; and (ii) it is hereby recorded that the minutes of this Shareholders’ Meeting will be drawn up in summary form, in accordance with the provisions of paragraph 1 of section 130 of Law No. 6,404/76 (“Corporate Law”). Additionally, the publication of the minutes to which this Shareholders’ Meeting refers, with the omission of the signatures of the attending shareholders, was approved, in accordance with the provisions of paragraph 2 of section 130 of the Brazilian Corporate Law. The afore mentioned proposal received 72.343.999 approvals, 0 abstentions and 0 rejections.

Resolutions: After analyzing and discussing the matters included in the Agenda, the Shareholders resolved:

1.            To approve the annual report and accounts of the Management, as well as the financial statements for the fiscal year ended on December 31, 2023, accompanied by the Management Report and the Fiscal Council report.

This proposal received 128.022.130 approvals, 7.571.005 abstentions and 96.115 rejections.

Page | 2

Cont. of the Minutes of the AGM of Embraer S.A. held on April 25, 2024

2.            To approve the allocation of income for the year ended December 31, 2023, in the following terms: considering the lack of legal and statutory profit reserves, management proposes that the profit for the fiscal year in the total amount of R$ 783.558.935,21 be recorded as “Retained Losses” in the Company’s Shareholders' Equity.

This proposal received 130.691.801 approvals, 4.982.093 abstentions and 15.356 rejections.

3.            To elect the following effective members and respective alternates to compose the Company’s Fiscal Council:

Mario Ernesto Vampré Humberg, Brazilian, married, economist, bearer of Identity Card No. 13.577.292 SSP/SP and enrolled with Individual Taxpayer’s Registry (CPF/ME) under No. 057.161.178-80, resident and domiciled in the city and state of São Paulo at Rua Caraça, 251, Vila Madalena, CEP 05447-130, as effective member and Chairman of the Fiscal Council, and Doris Beatriz França Wilhelm, Brazilian, divorced, economist, bearer of Identity Card RG No. 29.334.554-5 SSP/SP and enrolled with Individual Taxpayer’s Registry (CPF/ME) under No. 184.886.250-49, resident and domiciled in the City and State of Porto Alegre at Rua Leme, 180, Ipanema, CEP 91.760-520, as his respective alternate; Carla Alessandra Trematore, Brazilian, in a common-law marriage, accountant, bearer of Identity Card RG No. 21.880.357-6 – SSP-SP and enrolled with Individual Taxpayer’s Registry (CPF/MF) under No. 248.855.668-86, resident and domiciled in city and State of São Paulo, at Rua Apinajés 868, apartment 71 Perdizes, CEP 05017-000, as effective member and Vice-Chairman of the Fiscal Council, and Magali Rogéria de Moura Leite, legally separated, member of the Board of Directors and of the Fiscal Council, bearer of Identity Card No. 63.352.586-8 SSP/SP and enrolled with Individual Taxpayer’s Registry (CPF/MF) under No. 019.732.627-70, resident and domiciled in City and State of São Paulo at Avenida Ibijau 248, apt. 61, Moema, CEP 04524-020, as her respective alternate; Elvira Baracuhy Cavalcanti Presta, Brazilian, marriage, manager, bearer of Identity Card RG No. 2.130.511 SDS-PE and enrolled with Individual Taxpayer’s Registry (CPF/MF) under No. 590.732.627-70, resident and domiciled in city and State of Rio de Janeiro, with business address in the City and State of São Paulo Alameda Santos, n°. 1.165 sala 403 - Jardim Paulista, São Paulo/SP. CEP 01419-002, as effective member of the Fiscal Council, and Guillermo Oscar Braunbeck, Brazilian, single, professor, bearer of Identity Card No. 15.225.773- 1 SSP/SP and enrolled with Individual Taxpayer’s Registry (CPF/ME) under No. 106.627.498-39, resident and domiciled in the City and State of São Paulo, with business address in the same city at Avenida Prof. Luciano Gualberto, 908 - Ed. FEA 3 (Sala 214),Butantã, CEP 05508-010, as her respective alternate; Alexandre Navarro Garcia, Brazilian, in a common-law marriage, business administrator, bearer of Identity Card RG No. 962.490 SSP-DF and enrolled with Individual Taxpayer’s Registry (CPF/MF) under No. 385.346.061-53 resident and domiciled in the City of Brasília, in the District Federal with business address in the same city at SHIS QI 5, Cj. 2, Cs. 2, Lago Sul as effective member of the Fiscal Council, and Luiz Augusto Fraga Navarro de Britto Filho, Brazilian, single, lawyer, bearer of OAB/DF n° No. 13693 and enrolled with Individual Taxpayer’s Registry (CPF/MF) under No. 347.230.215-15, resident and domiciled in the City of Brasília, in the District Federal with business address in city and state of Rio de Janeiro at Avenida República do Chile, 100 as his alternate; and Raphael Manhães Martins, Brazilian, married, lawyer, bearer of OAB/RJ n° 147.187 and enrolled with Individual Taxpayer’s Registry (CPF/MF) under No. 96.952.607-56, resident and domiciled in the city and state of Rio de Janeiro, with a business address, at Avenida Franklin Roosevelt, 39, Sala 1.002, Centro, CEP 20021-120, as effective member of the Fiscal Council, and Adjarbas Guerra Neto, Brazilian, divorced, accountant, bearer of Identity Card RG No. 23.331.930-X – SSP-SP and enrolled with Individual Taxpayer’s Registry (CPF/MF) under No. 181.852.828-85, resident and domiciled in the city and state of São Paulo, with business address in the same city, at Rua Gomes de Carvalho 1996, 11th floor, Vila Olímpia, CEP 4547-006, as his alternate.

Page | 3

Cont. of the Minutes of the AGM of Embraer S.A. held on April 25, 2024

The elected members of the Fiscal Council shall be vested in their respective positions, within the period referred to in section 149 of the Corporate Law, shall hold office until the Annual General Meeting to be held in 2025, and have declared to the Company that they do not have any legal impediment that prevents their election and investiture in the positions.

This proposal received 127,605,586 approvals, 6,393,892 abstentions and 1,689,773 rejections, recording the vote presented, as attached to these minutes.

4.            To approve the establishment of the aggregate annual limit for the management’s compensation at R$80,000,000.00, for the period from May 2024 to April 2025.

This proposal received 93.548.994 approvals, 5.057.777 abstentions and 37.082.480 rejections.

Page | 4

Cont. of the Minutes of the AGM of Embraer S.A. held on April 25, 2024

5.            To approve the monthly compensation of the Chairman of the Fiscal Council in the amount of R$23,166.39, and the individual monthly amount of R$17,871.21 for the other effective members of the Fiscal Council for the period from May 2024 to April 2025.

This proposal received 128.943.847 approvals, 5.033.991 abstentions and 1.711.413 rejections.

Closing: There being no further matters to discuss, the Chairman thanked everyone for their presence and adjourned the meeting for the drafting of these minutes, which, after being approved, were considered signed by the shareholders whose distance voting ballot were deemed valid by the Company and by the shareholders who registered their attendance through the electronic platform made available by the Company, in accordance with RCVM 81.

São José dos Campos, April 25, 2024.

Alexandre Gonçalves Silva

Meeting Chairman

Fabiana Klajner Leschziner

Secretary

Page | 5

Cont. of the Minutes of the AGM of Embraer S.A. held on April 25, 2024

Present Shareholders:

JPMORGAN CHASE BANK

TEMPO CAPITAL

SPX APACHE MASTER FUNDO DE INVESTIMENTO DE AÇÕES

CANADIAN EAGLE PORTFOLIO LLC

SPX FALCON INSTITUCIONAL MASTER FUNDO DE INVESTIMENTO MULTIMERCADO

SPX FALCON MASTER FUNDO DE INVESTIMENTO DE AÇÕES

SPX HORNET EQUITY HEGDE MASTER FUNDO DE INVESTIMENTO MULTIMERCADO

SPX LANCER PLUS PREVIDENCIÁRIO FUNDO DE INVESTIMENTO MULTIMERCADO

SPX LANCER PREVIDENCIÁRIO FUNDO DE INVESTIMENTO MULTIMERCADO

SPX LONG BIAS PREVIDENCIÁRIO MASTER FUNDO DE INVESTIMENTO MULTIMERCADO

SPX NIMITZ MASTER FUNDO DE INVESTIMENTO MULTIMERCADO

SPX PATRIOT MASTER FUNDO DE INVESTIMENTO DE AÇÕES

SPX RAPTOR MASTER FUNDO DE INVESTIMENTO NO EXTERIOR MULTIMERCADO CRÉDITO PRIVADO

GLOBAL MACRO STRATEGY FUNDO DE INVESTIMENTO MULTIMERDO - CREDITO PRIVADO RESPOSABILIDA LIMITADA

KAPITALO K10 PREVIDÊNCIA MASTER FI

KAPITALO MASTER I FUNDO DE INVESTIMENTO MULTIMERCADO

KAPITALO ZETA MERIDIA MASTER FIM

KAPITALO MASTER II FUNDO DE INVESTIMENTO MULTIMERCADO

KAPITALO KAPPA PREVIDENCIA MASTER FUNDO DE INVESTIMENTO MULTIMERCADO

KAPITALO MASTER V FUNDO DE INVESTIMENTO MULTIMERCADO

"KAPITALO TARKUS MÁSTER FI EM

AÇÕES"

KAPITALO KAPPA PREVIDNCIA II MASTER FUNDO DE INVESTIMENTO MULTIMERCADO

KAPITALO SIGMA LLC - BEM - DISTRIBUIDORA DE TITULOS E VALORE

KAPITALO OMEGA PREV MASTER FIM

NWE EVENT DRIVEN MASTER PLUS FIM

SANTANDER CORDOBA MACRO MM FI

SANTANDER FI IBOVESPA ATIVO INSTITUCIONAL ACOES

SANTANDER FI IBOVESPA PASSIVO AÇÕES

SANTANDER FI IBRX ACOES

SANTANDER FI PREV MULT

Page | 6

Cont. of the Minutes of the AGM of Embraer S.A. held on April 25, 2024

SANTANDER FUNDO MÚTUO DE PRIVATIZAÇÃO - FGTS CARTEIRA LIVRE

SANTANDER MULTIMERCADO MACRO BRASIL CRESCIMENTO FI

SANTANDER PREV ACOES IBOVESPA ATIVO FI

AZ QUEST TOP MASTER FIA

AZ QUEST MASTER TOTAL RETURN FIM

AZ QUEST TOP LONG BIASED PREV MASTER FIFE FUNDO DE INVESTIMENTO MULTIMERCADO

AZ QUEST SMALL MID CAPS PREV MASTER FIFE FUNDO DE INVESTIMENTO DE ACOES

AZ QUEST SMALL MID CAPS MASTER FIA

AZ QUEST MASTER FUNDO DE INVESTIMENTO DE ACOES

GRUMARI FUNDO DE INVESTIMENTO EM AÇÕES

FCOPEL FUNDO DE INVESTIMENTO EM ACOES II

AZ QUEST AÇÕES ITAÚ PREVIDÊNCIA MASTER FIA

AZ SMALL PREV MA FIA

AZ FUND 1 - AZ EQUITY - BRAZIL TREND

AZ FUND 1 - AZ EQUITY EMERGING LATIN AMERICA

SMALLCAP WORLD FUND.INC

CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM

SCHRODER EMERGING MARKETS FUND (CANADA)

LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD

OREGON PUBLIC EMPLOYEES RETIREMENT SYSTEM

AMERICAN FUNDS INS SERIES NEW WORLD FUND

BRANDES GLOBAL EQUITY FUND

BRANDES GLOBAL SMALL CAP EQUITY FUND

DIMENSIONAL EMERGING MKTS VALUE FUND

EMPLOYEES RET SYSTEM OF THE STATE OF HAWAII

RUSSELL TR COMPANY COMMINGLED E. B. F. T. R. L. D. I. S.

IBM 401 (K) PLUS PLAN

MANAGED PENSION FUNDS LIMITED

PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO

PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEX

SOUTHERN CAL ED C N F Q C DC MT S ON P VD N G

RUSSEL EMERGING MARKETS EQUITY POOL

STATE OF CONNECTICUT ACTING T. ITS TREASURER

STATE ST GL ADV TRUST COMPANY INV FF TAX EX RET PLANS

PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND

THE MONETARY AUTHORITY OF SINGAPORE

STATE OF NEW JERSEY COMMON PENSION FUND D

AMERICAN FUNDS INS SER GL SMALL CAPITALIZ FD

CAISSE DE DEPOT ET PLACEMENT DU QUEBEC

Page | 7

Cont. of the Minutes of the AGM of Embraer S.A. held on April 25, 2024

RUSSELL INVESTMENT COMPANY EMERGING MARKETS FUND

BLAKROCK GLOBAL ALLOCATION FUND INC

IN BK FOR REC AND DEV,AS TR FT ST RET PLAN AND TR/RSBP AN TR

STATE OF ALASKA RETIREMENT AND BENEFITS PLANS

CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM

WEST VIRGINIA INVESTMENT MANAGEMENT BOARD

WASHINGTON STATE INVESTMENT BOARD

RUSSELL INVESTMENT COMPANY PUBLIC LIMITED COMPANY

AWARE SUPER PTY LTD

LOS ANGELES COUNTY EMPLOYEES RET ASSOCIATION

ALASKA ELECTRIAL PENSION PLAN

BRANDES INSTITUTIONAL EQUITY TRUST

BRANDES INVESTMENT FUNDS PLC

FORD MOTOR CO DEFINED BENEF MASTER TRUST

INTERNATIONAL MONETARY FUND

LOCKHEED MARTIN CORP MASTER RETIREMENT TRUST

NUCLEAR ELECTRIC INSURANCE LIMITED

ROBUSTA EMERGING MARKETS EQUITY FUND

THE BOARD OF.A.C.E.R.S.LOS ANGELES,CALIFORNIA

UTAH STATE RETIREMENT SYSTEMS

NTCC COLLECTIVE FUNDS FOR EMPLOYEE BENEFIT TRUSTS

THE REGENTS OF THE UNIVERSITY OF CALIFORNIA

EMER MKTS CORE EQ PORT DFA INVEST DIMENS GROU

ALASKA PERMANENT FUND

CITY OF NEW YORK GROUP TRUST

BLACKROCK LIFE LIMITED - DC OVERSEAS EQUITY FUND

BLACKROCK GLOBAL FUNDS-GLOBAL ALLOCATION FUND

BOMBARDIER TRUST CANADA GLOBAL EQUITIES FUND

ISHARES PUBLIC LIMITED COMPANY

ARGUCIA INCOME FUNDO DE INVESTIMENTO EM ACOES

AXIOM INVESTORS TRUST II

TMTBJ TRT OF SCHRODER GLOBAL EMERGING EQUITY MOTHER FUND

THE MASTER T BK OF JPN, LTD AS T OF NIKKO BR EQ MOTHER FUND

JNL MULTI-MANAGER EMERGING MARKETS EQUITY FUND

BRANDES INVESTMENT PARTNERS, LP 401(K) PLAN

MGI FUNDS PLC

CHEVRON UK PENSION PLAN

SPDR SP EMERGING MARKETS ETF

NATIONAL RAILROAD RETIREMENT INVESTMENT TRUST

DWS LATIN AMERICA EQUITY FUND

VIRGINIA RETIREMENT SYSTEM

Page | 8

Cont. of the Minutes of the AGM of Embraer S.A. held on April 25, 2024

JOHN HANCOCK FUNDS II EMERGING MARKETS FUND

JOHN HANCOCK VARIABLE INS TRUST EMERGING MARKETS VALUE TRUST

CANADA PENSION PLAN INVESTMENT BOARD

BARCLAYS MULTI-MANAGER FUND PUBLIC LIMITED COMPANY

NATIONAL COUNCIL FOR SOCIAL SECURITY FUND

THE MASTER TRUST BANK OF JAPAN, LTD. AS TOS LATIN AEMF

IVESCO FTSE RAFI EMERGING MARKETS ETF

BRITISH COLUMBIA INVESTMENT MANAGEMENT CORPORATION

MICROSOFT CORPORATION SAVINGS PLUS 401(K) PLAN

PEOPLE S BANK OF CHINA

PUBLIC SECTOR PENSION INVESTMENT BOARD

ISHARES MSCI EMERGING MARKETS SMALL CAP ETF

COLLEGE RETIREMENT EQUITIES FUND

EATON VANCE COLLECTIVE INVESTMENT TFE BEN PLANS EM MQ EQU FD

SSGATC I. F. F. T. E. R. P. S. S. M. E. M. S. C. I. S. L.F.

NAT WEST BK PLC AS TR OF ST JAMES PL GL SMALL COMP UNIT FUND

LEGAL & GENERAL INTERNATIONAL INDEX TRUST

VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF

THE BANK OF NEW YORK MELLON EMP BEN COLLECTIVE INVEST FD PLA

ISHARES III PUBLIC LIMITED COMPANY

LOCKHEED MARTIN CORP DEFINED CONTRIBUTION PLANS MASTER TRUST

NTGI-QM COMMON DAC WORLD EX-US INVESTABLE MIF - LENDING

AMERICAN HEART ASSOCIATION, INC.

RUSSELL INSTITUTIONAL FUNDS, LLC - REM EQUITY PLUS FUND

ST ST MSCI EMERGING MKT SMALL CI NON LENDING COMMON TRT FUND

PICTET GLOBAL SELECTION FUND - G G M FUND

NEUBERGER BERMAN EQUITY FUNDS - EMERGING MARKETS EQUITY FUND

NORTHERN MULTI - MANAGER EMERGING MARKETS EQUITY FUND

STICHTING PGGM DEPOSITARY

SCHWAB EMERGING MARKETS EQUITY ETF

ARGUCIA ENDOWMENT FUNDO DE INV MULTIMERCADO

THE BANK OF N. Y. M. (INT) LTD AS T. OF I. E. M. E. I. F. UK

INVESCO MARKETS III PLC - INV FTSE RI EMERGING MARK U ETF

CUSTODY BANK OF JAPAN, LTD. STB BRAZIL STOCK M. F.

HPE COMMON CONTRACTUAL FUND

CHANG HWA CO BANK, LTD IN ITS C AS M CUST OF N B FUND

QSUPER

ISHARES MSCI BRAZIL SMALL CAP ETF

FIRST TRUST EMERGING MARKETS ALPHADEX FUND

TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY FUND

LEGAL & GENERAL GLOBAL EMERGING MARKETS INDEX FUND

Page | 9

Cont. of the Minutes of the AGM of Embraer S.A. held on April 25, 2024

CUSTODY B. OF J. LTD. RE: STB D. E. E. F. I. M. F.

NEUBERGER BERMAN INVESTMENT FUNDS PLC

FIRST TRUST BRAZIL ALPHADEX FUND

FIRST TRUST LATIN AMERICA ALPHADEX FUND

SSGA SPDR ETFS EUROPE I PLC

JNL/BLACKROCK GLOBAL ALLOCATION FUND

OPTIMIX WHOLESALE GLOBAL EMERGING MARKETS SHARE TRUST

OPTIMIX WHOLESALE GLO SMALLER COMP SHARE TRUST

ACADIAN EMERGING MARKETS SMALL CAP EQUITY FUND LLC

LAZARD ASSET MANAGEMENT LLC

ISHARES EMERGING MARKETS FUNDAMENTAL INDEX ETF

GOLDMAN SACHS FUNDS II - GOLDMAN SACHS GMS EMERGING MARKETS

VANGUARD FUNDS PUBLIC LIMITED COMPANY

BRANDES INTERNATIONAL SMALL CAP EQUITY FUND

MERCER QIF FUND PLC

SPDR PORTFOLIO MSCI GLOBAL STOCK MARKET ETF

BNYM MELLON CF SL ACWI EX-U.S.IMI FUND

FIDELITY RUTLAND SQUARE TRUST II: STRATEGIC A E M FUND

FLEXSHARES MORNINGSTAR EMERGING MARKETS FACTOR TILT INDEX F

DEUTSCHE INVEST I BRAZILIAN EQUITIES

DWS INVEST LATIN AMERICAN EQUITIES

ISHARES CORE MSCI EMERGING MARKETS ETF

ISHARES CORE MSCI TOTAL INTERNATIONAL STOCK ETF

EARNEST INSTITUTIONAL LLC

SCOTTISH WIDOWS INVESTMENT SOLUTIONS FUNDS ICVC- FUNDAMENTAL

FIRST TRUST GLL FUND PLC - FIRST TR EMERG MKTS ALPH UCITS ET

NEUBERGER BERMAN EMERGING MARKETS EQUITY MASTER FUND L.P.

STATE STREET IRELAND UNIT TRUST

NORTHERN TRUST COLLECTIVE EAFE SMALL CAP INDEX FUND-NON LEND

ST STR MSCI ACWI EX USA IMI SCREENED NON-LENDING COMM TR FD

ARROWSTREET CAPITAL GLOBAL EQUITY LONG/SHORT FUND LIMITED

JPMORGAN DIVERSIFIED RETURN EMERGING MARKETS EQUITY ETF

MDPIM EMERGING MARKETS EQUITY POOL

STATE STREET GLOBAL ALL CAP EQUITY EX-US INDEX PORTFOLIO

LEGAL & GENERAL GLOBAL EQUITY INDEX FUND

ITAU FUNDS - LATIN AMERICA EQUITY FUND

WISDOMTREE EMERGING MARKETS EX-STATE-OWNED ENTERPRISES FUND

NEUBERGER BERMAN TRUST COMPANY N.A. COLLECTIVE INVESTMENT TR

LEGAL

GENERAL U. ETF P. LIMITED COMPANY

PIMCO EQUITY SERIES: PIMCO RAE EMERGING MARKETS FUND

Page | 10

Cont. of the Minutes of the AGM of Embraer S.A. held on April 25, 2024

PIMCO RAE EMERGING MARKETS FUND LLC

GOLDMAN SACHS TRUST II- GOLDMAN SACHS MULTI-MANAGER G E FUND

BMO GLOBAL EQUITY FUND

COLUMBIA EM CORE EX-CHINA ETF

T. ROWE PRICE EMERGING MARKETS DISCOVERY STOCK FUND

EAM EMERGING MARKETS SMALL CAP FUND, LP

THE BOARD OF THE PENSION PROTECTION FUND

FUNDAMENTAL LOW V I E M EQUITY

TELSTRA SUPER PTY LTD T TELSTRA S SHEME

AXIOM INVESTORS ICAV

AXIOM INVESTORS COLLECTIVE INVESTMENT TRUST

ARROWSTREET GLOBAL EQUITY ACWI TRUST FUND

ARROWSTREET INTERNATIONAL EQUITY ACWI EX US ALPHA EXT T FUND

MULTI-ADVISOR FUNDS GLOBAL EMERGING MARKETS FUND - STEWART I

FIDELITY SALEM STREET T: FIDELITY TOTAL INTE INDEX FUND

ISHARES IV PUBLIC LIMITED COMPANY

SCHRODER EMERGING MARKET EQUITY FUND

NUVEEN MULTI-ASSET INCOME FUND

CITY OF MILWAUKEE DEFERRED COMPENSATION PLAN

VANGUARD INV FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX F

NUCLEAR LIABILITIES FUND LIMITED

MINISTRY OF ECONOMY AND FINANCE

TIAA-CREF QUANT INTER SMALL-CAP EQUITY FUND

CITITRUST LTD A T VANGUARD FDS SERIES VANGUARD INCOME FUND

CITITRUST LTD A T VANG FDS S - VANGUARD MODERATE GROWTH FUND

CITITRUST LIM AS TR OF BLACK PREMIER FDS- ISH WOR EQU IND FD

BLACKROCK BALANCED CAPITAL PORTFOLIO OF BLACKROCK SERIES FUN

BLACKROCK GLOBAL ALLOCATION COLLECTIVE FUND

CDN ACWI ALPHA TILTS FUND

EMERGING MARKETS SMALL CAPITALIZATION EQUITY INDEX FUND

EMERGING MARKETS SMALL CAPIT EQUITY INDEX NON-LENDABLE FUND

EMERGING MARKETS SMALL CAPITALIZATION EQUITY INDEX FUND B

GLOBAL ALPHA TILTS FUND A

GLOBAL ALPHA TILTS FUND B

GLOBAL ALPHA TILTS ESG NON-LENDABLE FUND B

NEW SOUTH WALLES TR CORP AS TR FOR THE TC EMER MKT SHAR FUND

LEGAL GENERAL SCIENTIFIC BETA EMERGING MARKETS FUND, LLC

FRANKLIN LIBERTYSHARES ICAV

FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE BRAZI

EAM INTERNATIONAL SMALL CAP FUND, LP

MERCER GLOBAL SMALL CAP EQUITY FUND

Page | 11

Cont. of the Minutes of the AGM of Embraer S.A. held on April 25, 2024

FIS GROUP COLLECTIVE INVESTMENT TRUST

VANGUARD EMERGING MARKETS STOCK INDEX FUND

MASSMUTUAL SELECT T. ROWE PRICE INTERNATIONAL EQUI

MERCER GLOBAL SMALL COMPANIES SHARES FUND

PARAMETRIC TMEMC FUND, LP

PFM MULTI-MANAGER SERIES TRUST - PFM MULTI-MANAGER

VARIABLE INSURANCE PRODUCTS FUND II: INTERNATIONAL

MSCI ACWI EX-U.S. IMI INDEX FUND B2

BRIDGEWATER PURE ALPHA STERLING FUND, LTD.

FIDELITY CONCORD STREET TRUST: FIDELITY ZERO INT. INDEX FUND

BRIDGEWATER PURE ALPHA TRADING COMPANY II, LTD.

BRIDGEWATER PURE ALPHA TRADING COMPANY LTD.

FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE LATIN

LEIA GROUP TRUST

STICHTING BEDRIJFSTAKPENSIOENFONDS VOOR DE DETAILHANDEL

AVIVA I INVESTMENT FUNDS ICVC - AVIVA I INTERNATIONAL I T F

WELLINGTON TRUST COMPANY, NATIONAL ASSOCIATION MUL

VANGUARD FIDUCIARY TRT COMPANY INSTIT T INTL STK MKT INDEX T

LVIP BLACKROCK GLOBAL ALLOCATION FUND

MERCER UCITS COMMON CONTRACTUAL FUND

T.ROWE PRICE FUNDS OEIC-EMERGING MARKETS DISCOVERY EQUITY FD

THE SAUDI SECOND INVESTMENT COMPANY

SUN LIFE SCHRODER EMERGING MARKETS FUND

WELLINGTON TRUST COMPANY, NATIONAL ASSOCIATION MUL

STATE STREET GLOBAL ADVISORS LUXEMBOURG SICAV

SPARTAN GROUP TRUST FOR EMPLOYEE BENEFIT PLANS: SP

VANGUARD F. T. C. INST. TOTAL INTL STOCK M. INDEX TRUST II

STATE STREET EMERGING MARKETS EQUITY SELECT NON-LE

GLOBAL ALL CAP ALPHA TILTS FUND

SERIES B-CHANNING EMERGING MARKETS SMALL CAP FUND,

T. ROWE PRICE EMERGING MARKETS DISCOVERY EQUITY PO

T. ROWE PRICE EMERGING MARKETS DISCOVERY STOCK TRUST

SCOTIA EMERGING MARKETS EQUITY FUND

DIMENSIONAL EMERGING CORE EQUITY MARKET ETF OF DIM

JOHN HANCOCK TRUST COMPANY COLLECTIVE INVESTMENT T

LGPS CENTRAL GLOBAL MULTI FACTOR EQUITY INDEX FUND

SCOTTISH WIDOWS MANAGED INVESTMENT FUNDS ICVC -INT

HSBC BANK PLC AS TRUSTEE OF STATE STREET AUT EMERG

ARROWSTREET ACWI ALPHA EXTENSION COMMON VALUES TRU

NORTHERN TRUST COLLECTIVE EMERGING MARKETS EX CHIN

LF WALES PP EMERGING MARKETS EQUITY FUND

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Cont. of the Minutes of the AGM of Embraer S.A. held on April 25, 2024

NEPC INVESTMENT LLC

THE NOMURA TR A BK CO, LTD. A T T O T.ROWE P E M DI EQ MO FD

WISDOMTREE EMERGING MARKETS EX-CHINA FUND

BLACKROCK BALANCED CAPITAL FUND, INC.

ISHARES CORE MSCI EMERGING MARKETS IMI INDEX ETF

THE MULTIPLE ASSETS INVESTMENT COMPANY

JANA DIVERSIFIED GLOBAL SHARE TRUST

LARRAINVIAL ASSET MANAG SICAV - S M CAP LATIN AMER E FUND

LARRAINVIAL ASSET MANAGEMENT SICAV - LATIN AMERICAN EQUITY F

PANAGORA DYNAMIC FLEXIBLE EMERGING MARKET FUND

BMO CANADIAN INCOME & GROWTH FUND

AMERICAN BEACON EAM INTERNATIONAL SMALL CAP FUND

BMO GLOBAL INCOME & GROWTH FUND

EAM GLOBAL SMALL COMPANIES FUND

BLACKROCK GLOBAL ALLOC V.I. FD OF BLACKROCK VAR SER FDS, INC

BLACKROCK GL ALLOCATION PORTFOLIO OF BLACKROCK SER FD, INC

BLACKROCK SUSTAINABLE ADVANTAGE GL EQUITY FD OF BLKRK FDS

BRIDGEWATER PURE ALPHA EURO FUND, LTD.

EWP PA FUND, LTD.

BLACKROCK GLOBAL ALLOCATION FUND (AUST)

INVESCO INVESTMENT MANAGEMENT LTD, ACTING AS MANAG

DELA NATURA- EN LEVENSVERZEKERINGEN N.V.

ALLIANZ GL INVESTORS GMBH ON BEHALF OF ALLIANZGI-FONDS DSPT

AUSCOAL SUPERANNUATION PTY LTD AS TRUSTEE FOR M S F

BK OF BER (GUE) LMT AS TR SCHO INT DV MKT FD

ISHARES EMERGING MARKETS IMI EQUITY INDEX FUND

CAPITAL INTERNATIONAL FUND

BUREAU OF LABOR FUNDS - LABOR PENSION FUND

BUREAU OF LABOR FUNDS - LABOR RETIREMENT FUND

NEW WORLD FUND, INC.

NORDEA 1, SICAV- NORDEA 1- LATIN AMERICAN EQUITY FUND

SAS TRUSTEE CORPORATION POOLED FUND

SCHRODER GLOBAL EMERGING MARKETS FUND

SCHRODER GLOBAL EMERGING MARKETS FUND (AUSTRALIA)

SCHRODER INTL SELECTION FD-EMERGING MKTS

SCHRODER INTL SELECTION F - LATIN AMERICAN

SCHRODER LATIN AMERICAN EMERGING MARKETS FUND

SHELL TR (BERM) LTD AS TR O SHELL OV CON P F

STATE OF NEW MEXICO STATE INV. COUNCIL

STICHTING PENSIOENFONDS MEDISCH SPECIALISTEN

STICHTING SHELL PENSIOENFONDS

Page | 13

Cont. of the Minutes of the AGM of Embraer S.A. held on April 25, 2024

T ROWE PRICE FUNDS SICAV

VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE VAN S F

BEST INVESTMENT CORPORATION

BEST INVESTMENT CORPORATION

CARMIGNAC PORTFOLIO - EMERGING DISCOVERY

UNISUPER

IT NOW IBOVESPA FUNDO DE ÍNDICE

IT NOW IGCT FUNDO DE INDICE

IT NOW PIBB IBRX50 FUNDO DE ÍNDICE

ITAU CAIXA ACOES FI

ITAU FTSE RAFI BRAZIL 50 CAPPED INDEX FIA

ITAÚ GOVERNANÇA CORPORATIVA AÇÕES FUNDO DE INVESTIMENTO SUSTENTÁVEL

ITAU IBOVESPA ATIVO MASTER FIA

ITAU INDEX ACOES IBRX FI

ITAU MOMENTO IQ ACOES FUNDO DE INVESTIMENTO

ITAU PHOENIX ACOES FI

ITAÚ AÇÕES DIVIDENDOS FI

ITAÚ BALANCEADO ATIVO FMP FGTS CARTEIRA LIVRE

ITAÚ HUNTER TOTAL RETURN MULTIMERCADO FI

ITAÚ IBRX ATIVO MASTER FIA

ITAÚ INDEX AÇÕES IBOVESPA FI

ITAÚ LONG AND SHORT PLUS MULTIMERCADO FI

ITAÚ MASTER GLOBAL DINÂMICO MULTIMERCADO FUNDO DE INVESTIMENTO

ITAÚ MASTER GLOBAL DINÂMICO ULTRA MULTIMERCADO FUNDO DE INVESTIMENTO

ITAÚ MASTER MOMENTO AÇÕES FUNDO DE INVESTIMENTO

ITAÚ MOMENTO II AÇÕES FUNDO DE INVESTIMENTO

ITAÚ PREVIDÊNCIA IBRX FIA

ITAÚ SIRIUS FUNDO DE INVESTIMENTO EM AÇÕES

LONG BIAS FUNDO DE INVESTIMENTO EM AÇÕES

ITAÚ ASGARD INSTITUCIONAL AÇÕES FUNDO DE INVESTIMENTO

ITAÚ MASTER HUNTER LONG ONLY FUNDO DE INVESTIMENTO FINANCEIRO EM AÇÕES RESPONSABILIDADE LIMITADA

NEW YORK STATE COMMON RETIREMENT FUND

AMUNDI SOLUZIONI ITALIA

BNDESPAR

CIEMB

ALEXANDRE GONÇALVES SILVA

ALEXANDRE MAGALHÃES FILHO

BRAM H FIA INSTITUCIONAL

Page | 14

Cont. of the Minutes of the AGM of Embraer S.A. held on April 25, 2024

BRADESCO FIA IBOVESPA PLUS

BRADESCO FIA INSTITUCIONAL IBRX ATIVO

BRADESCO PRIVATE FIA IBOVESPA ATIVO

BRADESCO FUNDO MUTUO DE PRIVATIZACAO FGTS CL

BRAM FUNDO DE INVESTIMENTO EM ACOES IBOVESPA

BRAM FUNDO DE INVESTIMENTO EM ACOES

BRAM FIA IBOVESPA ATIVO

BRADESCO FIA MASTER PREVIDENCIA

BRADESCO FI MULTIMERCADO LONG SHORT

BRAM FUNDO DE INVESTIMENTO EM ACOES IBRX-50

BRADESCO FIM LONG AND SHORT

BRAM FIA IBRX ATIVO

BRADESCO FIA IBRX MULTIPATROCINADO

BRAM H FI EM ACOES PASSIVO IBRX

BRAM H FI EM ACOES IBOVESPA GESTAO

BRADESCO FIA MASTER IBRX

BRAM FIM AJAX

BRADESCO FIA MASTER IBOVESPA

FUNDO DE INVESTIMENTO EM ACOES IBOVESPA 157

BRADESCO FIA SMART ALLOCATION

ETF BRADESCO IBOVESPA FUNDO DE INDICE

AGORA ESMERALDA FUNDO DE INVESTIMENTO MULTIMERCADO

BRADESCO FUNDO DE INVESTIMENTO EM ACOES MASTER PREVIDENCIA IBOVESPA ATIVO

BRAM FUNDO DE INVESTIMENTO MULTIMERCADO EQUITY HEDGE

BRADESCO H FI EM ACOES IBOVESPA

BRADESCO FIA SALUBRE

BRADESCO FF ÍNDICE ATIVO FUNDO DE INVESTIMENTO EM AÇÕES

Page | 14

STATEMENT OF VOTE OF THE SHAREHOLDER BNDES PARTICIPAÇÕES S.A. – BNDESPAR REGARDING ITEM 3 OF THE AGENDA OF THE ORDINARY SHAREHOLDERS' MEETING OF EMBRAER S.A. ("COMPANY") HELD ON APRIL 25, 2024, AT 10:00 A.M.

Item 3 of the Agenda of the Ordinary Shareholders' Meeting: election of the members of the Company's Fiscal Council;

BNDESPAR records its approval vote in relation to the single slate of candidates for the election of the members of the Company's Fiscal Council.

However, in view of the final and unappealable conviction, in the administrative sphere - Administrative Sanctioning Process no. 19957.001882/2020-10 (RJ2014/13977), which was processed before the Securities and Exchange Commission (CVM) -, regarding the candidate Doris Beatriz França Wilhelm, BNDESPAR recommends that, if elected, the candidate Doris Beatriz França Wilhelm does not take office as an alternate member of the Company's Fiscal Council.

BNDESPAR also recommends that the Company prepare an Eligibility Policy for the full and alternate members of the Company's Fiscal Council, which establishes, in a clear, objective and transparent manner, the legal, regulatory, statutory and background check requirements that must be met by both the candidates for the position of full member and the candidates for the position of alternate member of the Company's Fiscal Council.

____

BNDES Participações S/A – BNDESPAR

____

Recebido pelo Presidente da Assembleia Geral Ordinária

São José dos Campos – SP, April 25th, 2024

Page | 15

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 5, 2024

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations